Norske Skog

RECEIVED
2007 JUL 10 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No.: 82-5226

Skogn, 26 June 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

07025036

Attention: Office of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.
I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

Messages to Oslo Stock Exchange:

(1) *Norske Skog is planning to launch a Euro denominated bond offering, dated June 7, 2007*

(2) *Norske Skog is announcing the launch of the Euro denominated bond offering, dated June 20, 2007*

(3) *Demerging real property finalised, dated June 25, 2007*

(4) *Purchase of own shares, dated June 25, 2007*

Presentation material sent to Oslo Stock Exchange:

(1) *CFO Mr. Andreas Enger's presentation at Deutsche Bank Credit Conference in London on June 11, 2007*

(2) *VP Investor Relations Mr. Jarle Langfjaran's presentation at Oslo Stock Exchange Investor Seminar in Amsterdam on May 30, 2007*

(3) *CFO Mr. Andreas Enger's presentation at UBS Basic Materials Conference in London, June 6, 2007*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

Oddrunn Ringstad

7/10

Embargoed/not for release in the United States, Canada, Japan or Australia.

Message to Oslo Stock Exchange

NORSKE SKOG TO LAUNCH A EURO DENOMINATED BOND OFFERING

Norske Skog is planning to launch a Euro denominated bond offering with an expected maturity of 10 years, following a pan-European roadshow and subject to market conditions. The bonds will be listed on the Irish Stock Exchange. Norske Skog intends to use the proceeds of the offering to refinance debt and thereby increase the average time to maturity.

The joint lead underwriters and bookrunners for the offering are BNP Paribas, Citi and Deutsche Bank. Co-managers are ING, Nordea and Royal Bank of Scotland.

Oxenøen, June 7, 2007

NORSKE SKOG
Corporate Communications

For further information please contact:
Jarle Langfjaran, VP Investor Relations, tel. +47 6759 9000 or +47 909 78 434
Odd-Geir Lyngstad, VP Corporate Treasury, tel +47 6759 9000 or + 47 976 72 806

This press release may not be published, distributed or transmitted in the United States (including its territories and dependencies, any state of the United States and the District of Columbia). This press release does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the United States securities act of 1933 (the "securities act"). They may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the securities act. No public offering of notes will take place in the United States.

IN THE UNITED KINGDOM, THIS PRESS RELEASE IS DIRECTED ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED) (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PRESS RELEASE IS DIRECTED ONLY AT RELEVANT PERSONS AND MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

In member states of the European Economic Area ("EEA") this announcement and any offer if made subsequently is directed only at persons who are "qualified investors" within the meaning of Article 2(1)(e) of Directive 2003/71/EC (the "Prospectus Directive") ("Qualified Investors"). Any person in the EEA who acquires the securities in any offer (an "investor") or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor and that in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the

Prospectus Directive, (i) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than Qualified Investors, as that term is defined in the Prospectus Directive; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

The distribution of this document in certain countries may constitute a breach of applicable law. This document should not be released in the United States, Canada, Australia or Japan. The information contained in this document does not constitute an offer of securities for sale in the United States, Japan, Canada or Australia.

82-5226
20.06.2007

Embargoed/not for release in the United States, Canada, Japan or Australia.

Message to Oslo Stock Exchange

NORSKE SKOG LAUNCHES 10 YEARS EURO BOND OFFERING

Norske Skog announced today that it has launched a Euro denominated bond offering of EUR 500 million (approx. NOK 4.1 billion) with a maturity of 10 years and coupon rate of 7 %. The bonds will be listed on the Irish Stock Exchange. Norske Skog intends to use the proceeds of the offering to refinance debt and thereby increase the average time to maturity.

The joint lead underwriters and bookrunners for the offering were BNP Paribas, Citi and Deutsche Bank. Co-managers were ING, Nordea and Royal Bank of Scotland.

Oxenøen, June 20, 2007

NORSKE SKOG
Corporate Communication

For further information please contact:
Jarle Langfjaran, VP Investor Relations, tel. +47 6759 9000 or +47 909 78 434
Odd-Geir Lyngstad, VP Corporate Treasury, tel +47 6759 9000 or + 47 976 72 806

This press release may not be published, distributed or transmitted in the United States (including its territories and dependencies, any state of the United States and the District of Columbia). This press release does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the United States securities act of 1933 (the "securities act"). They may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the securities act. No public offering of notes will take place in the United States.

IN THE UNITED KINGDOM, THIS PRESS RELEASE IS DIRECTED ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED) (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PRESS RELEASE IS DIRECTED ONLY AT RELEVANT PERSONS AND MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

In member states of the European Economic Area ("EEA") this announcement and any offer if made subsequently is directed only at persons who are "qualified investors" within the meaning of Article 2(1)(e) of Directive 2003/71/EC (the "Prospectus Directive") ("Qualified Investors"). Any person in the EEA who acquires the securities in any offer (an "investor") or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor and that in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the

Prospectus Directive, (i) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than Qualified Investors, as that term is defined in the Prospectus Directive; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

The distribution of this document in certain countries may constitute a breach of applicable law. This document should not be released in the United States, Canada, Australia or Japan. The information contained in this document does not constitute an offer of securities for sale in the United States, Japan, Canada or Australia.

82-5226
25.06.2007

Message to Oslo Stock Exchange

Demerging real property finalised

The AGM on 12 April decided to demerge the non-operational properties owned by Norske Skog. The demerger was finalised on 23 June. The properties are now organised as separate limited companies under a property holding company, wholly owned by Norske Skogindustrier ASA. The group balance sheet and the shareholders will not be affected by the transaction.

Oxenøen, 25 June 2007

Norske Skog
Investor relations

82-5226
26.06.2007

Message to Oslo Stock Exchange

NSG-Purchase of 400,000 own shares

Norske Skog has today bought 400,000 own shares at a price of NOK 87.38. Norske Skog's own holding amounts to 400,000 shares after this purchase.

The purchase is done under the authorization to buy back up to 10 % of the shares, given by the Annual General Meeting. The shares will be used in connection with the employee share scheme, and they will not be cancelled. The current buy-back program is limited to 2,000,000 shares and goes on until 31.12.2007. Norske Skog has so far bought back 400,000 shares under the authorization.

Oxenøen, 25 June, 2007

NORSKE SKOG

Investor Relations





Norske Skog

Deutsche Bank Credit Conference
London, 11 June, 2007

Andreas Enger, CFO

Disclaimer

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to:

(1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms;

(2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors, and new or amended laws or regulations applicable to the Group or the industry; and

(3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

Eurobonds - Offering Summary

• **Issuer**	**Norske Skogindustrier ASA**
• **Ratings**	**Ba1 (negative) / BB+ (stable)**
• **Maturity**	**10 year expected**
• **Size**	**Benchmark**
• **Currency**	**Euro**
• **Ranking**	**Senior unsecured**
• **Listing**	**Irish Stock Exchange**
• **Documentation**	**Standalone Reg S**
• **Covenants**	**Change of Control Put at 101%**
• **Joint bookrunners**	**BNP Paribas, Citi, Deutsche Bank**
• **Use of proceeds**	**Refinancing and General Corporate Purposes**

Norske Skog

Norske Skog Headlines

- Leading global producer of newsprint and magazine paper:
  - 19 mills in 14 countries
  - ~ 50% of the capacity outside Europe
  - Capacity based on ownership: 6.5M tonnes
  - Revenue (2006) ~ NOK28.8B (EUR3.5B)
  - Adjusted EBITDA (2006) ~ NOK4.7B (EUR579M)
- Market Cap ~ NOK18B (EUR2.2B)
- Foreign ownership ~ 65%


O DIA
A T
Justiça
Agosto, mês de recorde
Econo
HKA
Κοινωνί
Argos

Source: Company Information
Note: NOK:EUR 0.12392 as of 4 June 2007
2006 year end data converted at 2006 average NOK:EUR of 0.12323

Our Products

Newsprint

- Standard and improved grades for daily newspapers, free newspapers, advertising supplements
- Largest global producer of Newsprint
- World-wide operations


LE FIGARO
Aftenposten
THE AUSTRALIAN
THE WALL STREET JOURNAL EUROPE
Frankfurter Allgemeine
Los Angeles Times
LA STAMPA
Union-Tribune
De Telegraaf
EL PAIS
Le Monde
Daily Telegraph
Register
Neue Zürcher Zeitung
The Sydney Morning Herald
USA TODAY

Magazine

- Magazine paper for magazines, periodicals and advertising purposes
- European operations only
- Two different grades:
  - SC - uncoated paper (supercalendered)
  - CMR - coated paper


ICON
magazine
GOOD
Your Car
Your Home
NEUE BLATT

Norske Skog

Investment Highlights

Norske Skog

Investment Highlights

- The ONLY global producer within publication paper grades
- Widespread geographic footprint with strong market positions in all major regions except North America, and presence in high growth regions
- Streamlined operations with high competence in core areas
- Far-reaching profit improvement program on track
- Stable, long-term relationships and market recognition among customers
  - 10 year volume contracts with pricing formula in Australasia
- Secure supply of raw materials and energy
  - A balanced raw material base with approximately 50% wood and 50% recovered paper
  - Access to low cost fibre from fast growing plantations in Australasia and South America
  - Long-term contracts on electricity at favourable prices in Norway and Australasia
  - Active hedging of energy prices elsewhere

A Leading Global Producer

Newsprint
1 000 tonnes / year



Norske Skog
5,040
Abitibi
4,765
Bowater
3,415
Stora Enso
3,410
UPM
2,985
0
1000
2000
3000
4000
5000
6000

Magazine Paper
1 000 tonnes / year



UPM
5,475
Stora Enso
4,826
Myllykoski
2,177
Norske Skog
1,370
International Paper
1,370
0
1000
2000
3000
4000
5000
6000

Source: Company Report.
Note: Bowater and Abitibi have announced a merger of their operations.

Norske Skog's Global Footprint



Skogn
Follum
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck
Hebel
Chongwon
Jeonju
Shanghai
Sing Buri
MNI (34%)
Albury
Boyer
Tasman
Bio Bio
Pisa

Total Capacity ~ 6.5m tonnes



Europe - newsprint 34%
40 % Norway
60 % Continental Europe
Asia 25%
Australasia 15%
South America 5%
Europe - magazine 21%
49 % Norway
51 % Continental Europe

Source: Company Report.

Norske Skog

Far–Reaching Profit Improvement Program

- Specific plans are in place for EBITDA improvement of NOK3B by 2008 versus 2005
- Main elements:
  - Reduction in fixed cost from closure of 5 machines
  - Demanning
  - Productivity increases
  - Energy efficiency / conservation
  - Customer portfolio optimization
  - Supply improvement initiatives
- NOK400M improvement achieved in 2006 and NOK200M in 1Q 2007
- The targeted cost savings should result in an 11% ROCE

Improve EBITDA by NOK3B


'000 NOK
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2006
2007
2008
Improvement
target

Source: Company Report.

Norske Skog

Total Cost Breakdown – 2006

Over half of Norske Skog's costs are accounted for by raw materials and energy

Total Cost


Distribution
10 %
Depreciation
12 %
Other cost
12 %
Labour cost
12 %
Energy
18 %
Raw materials
36 %

Raw Materials


25 %
30 %
10 %
35 %
Wood
Recovered paper
Kraft pulp
Chemicals etc.

Source: Company Report.

Norske Skog

Market Update

Norske Skog

Publication Paper - A Global Yet Regional Market



- **Europe**
  - Low growth on newsprint, overcapacity on magazine paper
  - Adverse effect of € appreciation
  - Restructuring potential
- **Asia**
  - High growth
  - Capacity increases in China
- **Australasia**
  - Low cost production
- **North-America**
  - Declining demand
  - Consolidation expected to provide supply discipline
- **South-America**
  - Access to low-cost fibre
  - Increasing demand with positive long term outlook

Source: Company Report.

Norske Skog

Stable Newsprint Demand

The newsprint grade has benefited from three years of consecutive price increases in Europe and strong growth in emerging markets.

Norske Skog Presence	Europe	North America	Asia	Latin America	Australasia
	✓	✗	✓	✓	✓

2003-2006 CAGR



10
8
6
4
2
0
-2
-4
-6
%
2.4
1.0
-4.6
1.8
5.4
5.4
4.8
4.0
-0.3
7.6
1.1
2.0
Europe
North America
Asia
Latin America
Australasia
World
□ Newsprint ■ Magazine

2005-2006 Growth



10
8
6
4
2
0
-2
-4
-6
-8
%
2.6
2.2
-6.0
-1.6
3.7
2.8
8.4
9.7
-5.3
-5.6
0.8
1.0
Europe
North America
Asia
Latin America
Australasia
World

Source: Company Report & Cepiprint, PPPC.

Norske Skog

Market Update May 2007

- Newsprint in Europe:
  - Increased demand and prices
  - Market balance affected by USD weakness and changes in trade flows
- Magazine Paper in Europe:
  - Increased demand, but prices under pressure because of capacity increases
  - Challenging market conditions - announced closures could improve the supply and demand balance
- Newsprint in South America:
  - Stable demand
  - Long term potential continues to be positive
- Newsprint in Australasia:
  - Increased demand, but prices in 2nd half of 2007 expected to decrease because of the pricing formula

Market Update May 2007 – Asia & China

- Strong growth in newsprint demand:
  - Region total YTD March (ex Japan): +2.8%
  - China: +9%;
  - South Korea: +2%
- Significant new capacity coming online in China:
  - 1.5-2M tonnes in 2006-2008
  - Low prices
- Compelling long term potential in China
  - Growth driven by increase in readership and GDP
  - Limited prospects for substitution by Internet due to lack of infrastructure and high costs
  - Strong growth despite restrictions on advertising and editorial writing
  - Large number of small and inefficient newsprint mills – expectations of significant closure of capacity

Daily Copies Sold in the 5 Largest Markets



Copies sold M
120
100
80
60
40
20
0
100
79
70
53
22
China
India
Japan
USA
Germany

Source: World Association of Newspapers.

Regional Per Capita Newsprint Consumption



Kilogram / Capita
50
40
30
20
10
0
46
43
38
35
35
35
34
33
30
27
26
15
4
2
1
1
Hong Kong
Sweden
Norway
UK
Canada
USA
Australia
Singapore
Japan
S Korea
Germany
Taiwan
Thailand
China
Indonesia
India

Source: PPPC, research reports.

Financial Overview

Norske Skog

Financial Highlights

		Q1 2007	2006	2005
Revenue	NOKM	6,726	28,827	25,726
EBITDA, adjusted[(1)]	NOKM	1,175	4,704	4,006
EBIT, adjusted[(2)]	NOKM	440	1,478	934
EBIT, IFRS	NOKM	792	(2,527)	630
EBITDA margin, adjusted[(1)]	%	17.47	16.3	15.6
EBIT margin, adjusted[(2)]	%	6.54	5.1	3.6
ROCE, adjusted	%	4.6	3.7	2.8
Total assets	NOKM	44,540	45,230	52,033
Net interest-bearing debt	NOKM	16,605	17,320	19,063
Gearing	NOKM	0.93	0.96	0.87
Cash Flow from Operations[(3)]	NOKM	872	2,472	3,312

Notes:
(1) The table shows EBITDA adjusted for changes in the value of power contracts and restructuring costs.
(2) The table shows EBIT adjusted for restructuring costs, impairments and changes in the value of power contracts.
(3) Cash Flow from operations: Funds from Operations + Change in Net Working Capital.

EBITDA Margins per Segment Q1 2007 vs. Q4 2006



20%
19%
9%
12%
22%
18%
29%
24%
22%
32%
19%
19%
Europe News
Europe Magazine
Asia
Australasia
South America
Publication paper
Q1 2007
Q4 2006

Source: Company Report.

Debt Maturity Schedule Q1 2007



NOKM
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,635
392
1,480
4,641
3,964
1,379
1,333
1,219
2007
2008
2009
2010
2011
2012-14
2015
2033

Source: Company Information
Note: EUR/NOK 0.12392 as of 4 June 2007

Coverage Ratios Over the Cycle

EBITDA Interest Coverage has been maintained at a comfortable level through the cycle despite increase in leverage as a result of reduced cash flow generation.



Interest Coverage & Gearing
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
Net Debt/EBITDA
EBTIDA/Interest Expense
2.8x
2.4x
2.7x
4.2x
3.5x
3.6x
3.8x
4.8x
4.1x
5.5x
4.0x
5.8x
3.9x
4.6x
3.6x
4.7x
2000
2001
2002
2003
2004
2005
2006
LTM
Net Debt/EBITDA

Source: Company Information.
Note: LTM is as of 31 March 2007.

Conclusion

Norske Skog

Norske Skog's response to changing business environment – Short term

- **New management and organisation structure**
- **Improvement program**
  - Asset restructuring
  - Cost reductions
  - Efficiency in all areas of the value chain
- **Special focus on China**
- **More restructuring will be considered**

Investment Highlights

- The ONLY global producer within publication paper grades
- Widespread geographic footprint with strong market positions in all major regions except North America, and presence in high growth regions
- Streamlined operations with high competence in core areas
- Far-reaching profit improvement program on track
- Stable, long-term relationships and market recognition among customers
  - 10 year volume contracts with pricing formula in Australasia
- Secure supply of raw materials and energy
  - A balanced raw material base with approximately 50% wood and 50% recovered paper
  - Access to low cost fibre from fast growing plantations in Australasia and South America
  - Long-term contracts on electricity at favourable prices in Norway and Australasia
  - Active hedging of energy prices elsewhere

82-5226
07.06.2007

Norske Skog

Oslo Stock Exchange Investor Seminar, Amsterdam, May 30, 2007

Jarle Langfjæran, Vice President Investor Relations

Norske Skog

Norske Skog

Brief overview

Norske Skog

Norske Skog Headlines

- **World's largest producer of newsprint, fourth largest of magazine paper:**
  - 19 mills in 14 countries
  - Capacity based on ownership: 6.5 mill tonnes
  - Revenue (2006) ~ NOK 28.8 billion
- **The most global paper company:**

  ~ 50 % of the capacity outside of Europe:
  - Well positioned to capitalize on growth markets and to utilize low-cost fibre
- **Liquid share, Market Cap ~ NOK 17 billion (€ 2.1 billion)**
- **Foreign ownership ~ 65 %**


O DIA
Justiça
Economia
Agosto, mês de recorde
HKA
Κοινωνία
Σήμα κινδύνου
Argos extra
33% more products
MOTO

Our products

- Newsprint – standard and improved grades for daily newspapers, free newspapers, advertising supplements etc.
  - World-wide operations
- Magazine paper for magazines, periodicals and advertising purposes
  - European operations only
  - Two different grades:
    - SC - uncoated paper (supercalendered)
    - CMR - coated paper
- Newsprint and magazine paper: Together called Publication Paper

The world of Norske Skog


Skogn
Follum
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck
Hebei
Chongwon
Jeonju
Shanghai
Sing Buri
MNI (34%)
Albury
Boyer
Tasman
Bio Bio
Pisa

Norske Skog

Norske Skog's capacity by regions

Total 6.5 mill. tons



Norway
23 %
Asia
28 %
Austral
asia
14 %
South Am.
5 %
Eur. Cont.
30 %

Newsprint: 79 % of total
Magazine: 21 % of total

35 % of total **newsprint** capacity is in Asia

Norske Skog: The world's largest producer of Newsprint



Newsprint
1 000 tonnes / year
Norske Skog
10 %
5040
Abitibi
10 %
4765
Bowater
7 %
3415
Stora Enso
7 %
3410
UPM
6 %
2985
0
1000
2000
3000
4000
5000
6000



Magazine paper
1 000 tonnes / year
UPM
20 %
5475
Stora Enso
17 %
4826
Myllykoski
8 %
2177
Norske Skog
5 %
1370
International Paper
5 %
1370
0
1000
2000
3000
4000
5000
6000

Norske Skog

Adjusted EBITDA Margin 2001-2007



35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
29,1
26,2
24,7
24,9
19,5
19,6
21,3
19,3
20,0
17,6
18,8
16,8
16,8
15,8
18,1
15,1
16,7
13,0
14,5
16,0
18,4
16,4
17,5
25,0
3/01 4/01 1/02 2/02 3/02 4/02 1/03 2/03 3/03 4/03 1/04 2/04 3/04 4/04 1/05 2/05 3/05 4/05 1/06 2/06 3/06 4/06 1/07

EBITDA adjusted for changes in the value of power contracts and other special items

EBITDA margins per segment Q1 2007 vs Q4 2006



20,4 %
19,1 %
9,2 %
12,2 %
21,8 %
18,4 %
28,6 %
23,5 %
22,4 %
32,0 %
19,2 %
18,5 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Publication paper
Q1 2007
Q4 2006

2007 – Expectations

- Positive demand development expected in most markets other than North America
- Continued risk of increased cost on recovered paper and wood
- Effect of profit improvement program should more than offset negative cost development in 2007

Market Fundamentals

Norske Skog

World Paper Production

TOTAL ~ 365 million tonnes (2005)



Oceania
1 %
Africa
1 %
Other Asia
11 %
China
12 %
Japan
10 %
Europe
34 %
Latin
America
3 %
North
America
28 %

Source: RISI 2006/06 World Graphic Paper



Other
3 %
Tissue
7 %
Publication
Paper
19 %
Fine Paper
(A4 copy
etc.)
22 %
Packaging
49 %

Source: RISI Global Industry Statistics Database

Newsprint and Magazine Paper: Regional Demand 2006 & Growth 2006 vs. 2005



Tonnes 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
+2.0%
+2.2%
-4.1%
-0.3%
+3.0%
+2.6%
+7.6%
+6.1%
-4.8%
-5.6%
Europe
North America
Asia
Latin America
Australasia
Newsprint
Magazine

Sources: Cepiprint, PPPC, NSI
Newsprint including improved grades
Magazine including SC-Paper and CMR

Publication Paper: A global market, but regionalised



Europe
Low growth, over-capacity on magazine paper
Challenging to export profitably
Restructuring potential
Asia
High growth
Over-capacity in China
Not low cost for exports
Australasia
Low cost production
North-America
Declining demand and overcapacity NP
Challenging to export profitably
South-America
Low-cost fibre
Increasing demand

Norske Skog

Trade Flows 2006 (est.)

Standard Newsprint



N. America
Demand: 9 765
Domestic Del: 9 623
Total Del: 11 865
Europe
Demand: 11 114
Domestic Del: 10 699
Total Del: 12 225
Asia
Demand: 12 963
Domestic Del: 10 940
Total Del: 11 118
L.America
Demand: 1 838
Domestic Del: 834
Total Del: 860
Africa
Demand: 698
Total Del: 399
Australasia
Demand: 828
Total Del: 739
406
1 118
845
151
888

Source: PPPC World Newsprint Stastistics – Flash Report for December 2006

Norske Skog

Newsprint demand – Medium term

- Mature markets
  - Expected continued decline in North America
  - Expected growth to level off in Western Europe and Australasia
  - Newsprint demand is positively impacted by free newspapers and supplements
- Emerging markets
  - Growth driven by increase in readership and GDP
  - In many markets limited substitution by Internet based on lacking infrastructure and high cost
  - China: Strong growth despite restrictions both on advertising and on editorial writing

Trade Flows 2006 (est.)
Magazine Paper



Europe
Demand: 11 534
Domestic Del: 11 500
Total Del: 14 335
N. America
Demand: 8 551
Domestic Del: 7 084
Total Del: 7 219
L.America
Demand: 602
Domestic Del: 206
Total Del: 224
Africa
Demand: 148
Asia
Demand: 3 360
Domestic Del: 2 675
Total Del: 2 816
Australasia
Demand: 475
Total Del: 75
1 408
82
298
145
648
336
61

Source: PPPC

Norske Skog

Market Update, May 2007

Norske Skog

Demand Changes – YTD 2007 vs 2006
Europe: YTD April, other regions YTD March

	Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
W. Europe	1,0%	0,8%	2,5%	1,6%
E. Europe	(2,0%)	(2,0%)	21,0%	6,0%
Europe Total	0,9%	0,4%	4,2%	2,1%
Australasia	3,9%	4,5%	8,2%	5,5%
South America	(2,2%)			
China	8,5%			
South Korea	2,2%			
Far East Total (ex Japan)	2,8%			
North America	(12,0%)	(10,7%)	3,4%	(5,5%)

Sources: Cepiprint, PPPC, Norske Skog

Market Update May 2007 – non-Asia

- Newsprint in Europe:
  - Demand: Slight increase and stable prices
  - Market balance affected by declining demand in North America and overcapacity in China
- Magazine Paper in Europe:
  - Demand shows a good increase; but prices have gone down from an already low level
  - Overcapacity and challenging market conditions - announced closures will hopefully improve the situation
- Newsprint in South America:
  - Demand: Slightly down, likely customer inventory reduction
- Newsprint in Australasia:
  - Demand is up; the high price in Australia is expected to go down from July 1 due to pricing formula

Market Update - Asia

- Newsprint demand:
  - Region total YTD March (ex Japan): + 2.8 % (E) compared with '06
  - China: + 9 %; good growth also in several other emerging markets
  - South Korea: + 2 %
- Prices:
  - Korea ~ USD 655/t
  - China ~ USD 480/t
  - India ~ USD 630/t
  - (USA ~ USD 625/t)



Hebei
Chongwon
Chonju
Shanghai
Sing Buri
MNI (34%)

Norske Skog

Market Update - China

- Too much new capacity coming:
  - 1.5 - 2 million tonnes in 2006-2008
  - Will medium-term lead to certain export out of China
  - Low prices, but bottom is likely reached

- China is still a good opportunity going forward:
  - Current consumption growth dampened by government control
  - Large number of small and inefficient newsprint mills – expectations of significant closure of capacity



茂昌眼鏡公司
AOCHANG

Norske Skog

Cost development

Norske Skog

Total cost breakdown - 2006

Total cost



Distribution
10 %
Depreciation
12 %
Other cost
12 %
Labour cost
12 %
Energy
18 %
Raw materials
36 %

Raw materials



25 % (9%)
30 % (11%)
10 % (4%)
35 % (12%)
Wood
Recovered paper
Kraft pulp
Chemicals etc.

Norske Skog: A balanced raw material base


Total capacity:
News
5,1
2,8
2,3
Mag
1,4
0,8
0,6
Production based on:
Recovered paper
Wood
Fillers, coating, mkt pulp


2,2
1,1
1,1
News
0,8
0,5
0,3
LWC
0,6
0,3
0,3
SC
1,6
1,5
0,1
News
0,9
0,15
0,75
News
0,3
News

Norske Skog

Wood consumption 2006



Wood consumption ~ 6,4 mill. m3
13 %
1 %
41 %
20 %
25 %
Norway
Continental Europe
Australasia
South America
Asia



34 %
66 %
Roundwood
Chips

Norske Skog

Recovered Paper Consumption in 2006

Total 3.3 mill tonnes



Global Consumption in 2006
Asia
Continental Europe
Norway
Australia
Australia 4 %
Norway 5 %
Continental Europe 36 %
Asia 55 %

Energy consumption by source and region

Energy consumption (excluding self generated thermal)
~ 19 Twh (= 19 billion kWh)



15 %
27 %
58 %
Electricity
Gas & Oil
Coal & Bio & Steam



18 %
24 %
21 %
6 %
31 %
Norway
Continental Europe
South America
Australasia
Asia

Norske Skog

Current priorities

Norske Skog

Revenue and cost development for Norske Skog (Index, 2002=100)



125
120
115
110
105
100
95
90
85
80
2002
2003
2004
2005
2006
Materials/tonne
Total costs/tonne
Sales revenue/tonne
Other costs/tonne

Norske Skog

Improvement program

- Improvement program effect NOK 200 million for the quarter vs base year 2005
- Effects vary by Business unit, which to be expected in an early stage of the program
- Large part of total effect is from lower fixed cost, and cost saving within energy and chemicals
- Target remains NOK 750 million per quarter (NOK 3 billion annualised) at the end of 2008 compared to base year 2005

Cost & efficiency (EBITDA run-rate end '08)

- Tasman geothermal plant ~ NOK 50 mill.
- Load modulation (Parenco) ~ NOK 25 mill.
- Time & paper efficiency Skogn ~NOK 50 mill
- Rationalise product portfolio Follum ~ NOK 20 mill.
- Logistics initiatives Skogn ~NOK 30 mill.

Global restructuring in Norske Skog

- **Europe**
  - Norske Skog Union (Norway), closed in March 2006 (260 000 t/year)
- **Australasia**
  - Norske Skog Tasman PM1 (NZ), closed 1 August 2006 (130 000 t/year)
  - Upgrading and capacity increases on other paper machines in the region – total capacity unchanged
- **Asia**
  - Norske Skog Jeonju PM1 and PM4 (Korea), closed in autumn 2006 (180 000 t/year)
- **South-America**
  - PM7 from Norske Skog Union will be upgraded and moved to Norske Skog Pisa in Brazil

Norske Skog's response to changing business environment

- **New management and organisation structure**
- **Improvement program**
  - Asset restructuring
  - Cost reductions
  - Efficiency in all areas of the value chain
- **Special focus on China**




Frankfurter Allgemeine
Los Angeles
LA STAMPA
Anybody who goes to sea puts themselves, as the Irish say, into God's pocket — Libby Purves, page 16
THE TIMES
VOTED NEWSPAPER OF THE YEAR
SUNDAY AUGUST 20, 2000
EL PAIS
DIARIO INDEPENDIENTE DE LA MAÑANA
Pizzaatje happen met Jos Verstappen?
THE Daily Telegraph
SYDNEY, Thursday, August 3, 2000
Weather: Windy, 18 degrees
www.news.com.au
Friday, 11. August 2000
Nr. 185
Neue Zürcher Zeitung
BITTER LOSS FOR ANGELS
ORANGE COUNTY, CALIFORNIA
www.usatoday.com
USA TODAY
AVAILABLE AROUND THE WORLD
swimmer bids for U.S. team, 1B
Jose Canseco to Yankees, 1B
Tuesday, August 8, 2000
Newsline
Rock, rap and broken bones
Each year, hundreds of concertgoers suffer injuries ranging from sexual assault to brain damage ■ 8B
Home loans: The big banks move
PAGE 2
IVF: Silence of the Liberal women
PAGE 4
US election: Bush takes centre stage
PAGE 17
Shane Warne: I'll fight back
PAGE 75
The Sydney
August 5, 2000
WIN A HONDA S2000 WORTH $74,000
See Page 30 of News Review for details
Bondi's beach just fine and sandy, thanks
Metropolitan
DON'T CALL HER BABY

82-5226
07.06.2007

Norske Skog

UBS Basic Materials Conference
London, June 6, 2007

Andreas Enger, CFO

Norske Skog

Norske Skog Headlines

- **World's largest producer of newsprint, fourth largest of magazine paper**
- **The most global paper company:**

  ~ 50 % of the capacity outside of Europe:
  - Well positioned to capitalize on growth markets and to utilize low-cost fibre
- **One share class, Market Cap ~ NOK 17 billion (€ 2.1 billion)**
- **Foreign ownership ~ 65 %**



ODIA
Justiça
Econo
Agosto, mês de recorde
Κοινωνί
Σήμα κινδύν
Argos
extra
33% more products

Norske Skog

The world of Norske Skog – Capacity by regions


Skogn
Follum
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck
Chongwon
Jeonju
Hebei
Shanghai
Sing Buri
MNI (34%)
Albury
Boyer
Tasman
Pisa
Bio Bio

Norske Skog

Norske Skog's capacity by regions

Total 6.5 mill. tonnes


Norway
23 %
Asia
28 %
Austral
asia
14 %
South Am.
5 %
Eur. Cont.
30 %

Newsprint: 79 % of total
Magazine: 21 % of total

32 % of total **newsprint** capacity is in Asia

The need for restructuring

Norske Skog

Newsprint and Magazine Paper: Regional Demand 2006 & Growth 2006 vs. 2005



Tonnes 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
+2.0%
+2.2%
-4.1%
-0.3%
+3.0%
+2.6%
+7.6%
+6.1%
-4.8%
-5.6%
Europe
North America
Asia
Latin America
Australasia
Newsprint
Magazine

Sources: Cepiprint, PPPC, NSI
Newsprint including improved grades
Magazine including SC-Paper and CMR

Publication Paper*): A global market, but regionalised



- **Europe**
  - Low growth, overcapacity on magazine paper
  - Challenging to export profitably
  - Restructuring is needed
- **Asia**
  - High growth
  - Overcapacity in China
  - Not low cost for exports
- **Australasia**
  - Low cost production
- **North-America**
  - Declining demand and overcapacity NP
  - Challenging to export profitably
- **South-America**
  - Low-cost fibre
  - Increasing demand

*) Publication Paper: Newsprint and magazine paper

Trade Flows 2004 - 2006
Standard Newsprint


N. America
Demand: 9 765
Domestic Del: 9 623
Total Del: 11 865
'04: 588
'05: 625
'06: 406
406
W.Europe
Demand: 11 104
Domestic Del: 9 784
Total Del: 12 222
'04: 1 398
'05: 1 222
'06: 1 118
1 118
Asia
Demand: 12 885
Domestic Del: 10 861
Total Del: 11 035
845
118
888
'04: 1 006
'05: 1 042
'06: 888
L.America
Demand: 1 836
Domestic Del: 838
Total Del: 862

Source: [illegible] Newsprint Supply and Demand March 2007

Norske Skog

Newsprint in Europe – Key facts

- Demand: We estimate a small growth to continue, but risk for decline in the most mature markets
- Trade situation – less visibility:
  - Canadian tonnage coming back to earlier levels, after very low shipments in 2006
  - Less room for export to Asia short and medium-term
- Risk for new capacity:
  - Two new paper machines are announced in the UK

Trade Flows 2006 (est.)
Magazine Paper



Europe
Demand: 11 534
Domestic Del: 11 500
Total Del: 14 335
1 408
N. America
Demand: 8 551
Domestic Del: 7 084
Total Del: 7 219
648
Asia
Demand: 3 360
Domestic Del: 2 675
Total Del: 2 816
82
298
145
336
61
L.America
Demand: 602
Domestic Del: 206
Total Del: 224
Africa
Demand: 148
Australasia
Demand: 475
Total Del: 75

Source: PPPC

Norske Skog

Magazine paper in Europe – Key facts

- Demand: Good growth is expected to continue
- Trade situation:
  - Large changes in export volumes from one year to the next
    - YTD April '07: Export from Europe down by >100' tonnes = 12 %
- Capacity situation:
  - One new paper machine under construction in Germany
  - Closures are announced and to some extent taken
- Industry structure: Two big companies, several smaller

Newsprint in China

- Strong demand growth will continue
- Too much new capacity:
  - 1.5 - 2 million tonnes in 2006-2008
  - Has lead to certain export out of China, and low domestic prices
- Early signs of improved market discipline

Newsprint capacity in China



Shandong Huatai
Shandong Chenming
Norske Skog PanAsia
Guangzhou
Nanping
Yueyang
Qiqihaer
Yibin
Longyan
Liujiang
Jinjiang
20 next
0
200
400
600
800
1000
1200

Source: Norske Skog

Norske Skog's current priorities

Norske Skog

Revenue and cost development for Norske Skog (Index, 2002=100)


125
120
115
110
105
100
95
90
85
80
2002
2003
2004
2005
2006
Materials/tonne
Total costs/tonne
Sales revenue/tonne
Other costs/tonne

Improvement program

- Improvement program effect NOK 200 million for the quarter vs base year 2005
- Effects vary by Business unit, which to be expected in an early stage of the program
- Large part of total effect is from lower fixed cost, and cost saving within energy and chemicals
- Target remains NOK 750 million per quarter (NOK 3 billion annualised) at the end of 2008 compared to base year 2005

Global restructuring in Norske Skog

- **Europe**
  - Norske Skog Union (Norway), closed in March 2006 (260 000 t/year)
- **Australasia**
  - Norske Skog Tasman PM1 (NZ), closed 1 August 2006 (130 000 t/year)
  - Upgrading and capacity increases on other paper machines in the region – total capacity unchanged
- **Asia**
  - Norske Skog Jeonju PM1 and PM4 (Korea), closed in autumn 2006 (180 000 t/year)
- **South-America**
  - PM7 from Norske Skog Union will be upgraded and moved to Norske Skog Pisa in Brazil

Norske Skog's response to changing business environment – Short term

- **New management and organisation structure**
- **Improvement program**
  - Asset restructuring
  - Cost reductions
  - Efficiency in all areas of the value chain
- **Special focus on China**
- **More restructuring will be considered**


Frankfurter Allgemeine
Los Angeles
LA STAMPA
Anybody who goes to sea puts themselves, as the Irish say, into God's pocket — Libby Purves, page 16
THE TIMES
VOTED NEWSPAPER OF THE YEAR
SUNDAY AUGUST 20, 2000
TECHNOLO
Local innovati
De Teleg
EL PAIS
DIARIO INDEPENDIENTE DE LA MAÑANA
Pizzaatje happen met Jos Verstappen?
THE Daily Telegraph
SYDNEY, Thursday, August 3, 2000
Weather: Windy, 18 degrees
www.news.com.au
BITTER LOSS FOR ANGELS
Neue Zürcher Zeitung
Freitag, 11. August 2000
Nr. 185
ORANGE COUNTY, CALIFORNIA
USA TODAY
AVAILABLE AROUND THE WORLD
www.usatoday.com
Jose Canseco to Yankees, 1B
Tuesday, August 8, 2000
Newsline
Rock, rap and broken bones
Each year, hundreds of concertgoers suffer injuries ranging from sexual assault to brain damage ■ 8B
The Sydney
Home loans: The big banks move PAGE 2
US election: Bush takes centre stage PAGE 17
August 5, 2000
WIN A HONDA S2000 WORTH $74,000
See Page 30 of News Review for details
Bondi's beach just fine and sandy, thanks
Metropolitan
DON'T CALL HER BABY

END

Norske Skog

UBS Basic Materials Conference
London, June 6, 2007

Andreas Enger, CFO

Norske Skog